Exhibit 99.1

Sapiens Partners with Quadient to Enhance Digital Engagement and Experience Across Products

Sapiens customers will be able to easily design, modify, manage and deliver insurance documents without the need for technical expertise, which will drive efficiency, reduce errors and enhance communication across all channels

July 2, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today it has entered into an agreement to partner with Quadient, a facilitator of exceptional customer experiences. This strategic partnership will bring enhanced omni-channel distribution capabilities to Sapiens solutions and enable insurers’ business users to maintain complex templates as part of their customer communications strategy.

Sapiens will leverage the Quadient Inspire product, which will allow its clients to easily design, modify, manage, and deliver documents without the need for technical expertise. This will drive efficiency, reduce errors and enhance communication across all channels.

Inspire will be integrated with Sapiens CoreSuite for Property & Casualty, Sapiens CoreSuite for Life & Annuities and Sapiens Platform for Workers’ Compensation to help insurers offer an omni-channel and enhanced customer experience to business and end users.

Anticipated business benefits include:

●	Rapid personalization of both claims and policy correspondence reduce cycle times by utilizing previously generated templates
●	Easy access to a central repository of templates, plus automated data and content prefill document templates, save agents time and effort
●	Built-in document preview capability during authoring facilitates a quick turn-around from edit to production

“Sapiens and Quadient will offer an accelerated digital transformation process via meaningful and personalized omni-channel communications,” said Scott Draeger, vice president, customer transformation, Quadient. “Quadient’s comprehensive portfolio of technologies is designed to help organizations seamlessly reach customers on their terms, fostering loyalty and a positive customer experience.”

“This partnership will reduce insurers’ costs by allowing business users to create and update document templates, streamlining lengthy processes,” said Alex Zukerman, chief marketing and strategy officer, Sapiens. “A significant reduction in errors contained in documents and correspondence in the claims management and policy administration processes will also free up key personnel to concentrate on their core responsibilities and increase customer satisfaction.”

Quadient will enable full orchestration of channel preference for Sapiens customers and provide visibility into all customer communications and touchpoints.

About Quadient

Quadient is the driving force behind the world’s most meaningful customer experiences. By focusing on four key solution areas – customer experience management, business process automation, mail-related solutions and parcel locker solutions – Quadient helps simplify the connection between people and what matters. Quadient supports hundreds of thousands of customers worldwide in its quest to create relevant, personalized connections and achieve customer experience excellence. Quadient is listed in compartment B of Euronext Paris (QDT) and is part of the CAC® Mid & Small index. For more information: www.quadient.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com